SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 3)*

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025705

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 963025705	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William Carlton Derrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 78,577.53
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,577.53
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,563
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.20%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 963025705	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bruce William Derrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,985.90
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,985.90
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,563
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.20%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 963025705	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer:

Wheeler Real Estate Investment Trust, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Riversedge North

2529 Virginia Beach Boulevard Suite 200, Virginia Beach, VA 23452

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by William Carlton Derrick (“WCD”) and Bruce William Derrick (“BWD” and together with WCD, each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of Common Stock of the Issuer (the “Common Stock”) owned beneficially by the Reporting Persons.

(b)	Address of Principal Business Office or, if None, Residence:

3900 Essex Lane, Suite 340

Houston, Texas 77027

(c)	Citizenship:

Each of the Reporting Persons are U.S. citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

963025705

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 963025705	13G	Page 5 of 6 Pages

Item 4.	Ownership.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons by 53,852,350 shares of the Issuer’s Common Stock, par value $0.01 per share, which includes (i) 53,769,787, representing the number of shares of Common Stock outstanding as of December 6, 2023, as reported in the Current Report on Form 8-K filed by the Issuer on December 6, 2023, and (ii) the shares of Common Stock of the Issuer issuable upon (a) the potential conversion of up to an aggregate principal amount of $4,500 of the Issuer’s 7.00% Senior Subordinated Convertible Notes Due 2031 (the “Notes”) held by the Reporting Persons into up to 37,500 shares of Common Stock (applying the conversion price and other assumptions stated in the following paragraph); and (b) the potential conversion of up to 202,029 shares of Series D Convertible Preferred Stock held by the Reporting Persons into up to 45,063 shares of Common Stock.

In addition, as of February 14, 2024, the Reporting Persons collectively beneficially owned 202,029 shares of the Issuer’s Series D Convertible Preferred Stock and an aggregate principal amount of $4,500 of the Issuer’s 7.00% Senior Subordinated Convertible Notes Due 2031. The Notes are convertible, in whole or in part, at the election of the holder of the Notes, at any time into shares of Common Stock at a conversion price of $0.12 per share (approximately 209.84 shares of Common Stock for each $25.00 of principal amount of the Notes being converted) and the Reporting Persons have used this conversion price for purposes of the figures reported in this Schedule 13G. The Notes bear interest at the rate of 7% per annum. Interest on the Notes may be payable, at the Issuer’s election, in cash, in shares of the Issuer’s 9% Series B Preferred Stock (the “Series B Preferred Stock”) or in shares of Series D Preferred Stock, in each case as set forth in the Notes, which Series B Preferred Stock and Series D Preferred Stock are both in turn convertible into shares of Common Stock at the option of the holder thereof at any time. For purposes of the figures reported in this Schedule 13G, the Reporting Persons have assumed that all such interest will be paid in cash.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 963025705	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William Carlton Derrick

/s/ William C. Derrick
Name:	William C. Derrick

Date:	February 14, 2024

Bruce William Derrick

By:	/s/ Bruce W. Derrick
Name:	Bruce W. Derrick

Date:	February 14, 2024

CUSIP NO. 963025705	13G

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of February 14, 2024, by and between William C. Derrick and Bruce W. Derrick.

CUSIP NO. 963025705	13G

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree, as of February 14, 2024, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Wheeler Real Estate Investment Trust, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated: February 14, 2024

William C. Derrick

/s/ William C. Derrick
William C. Derrick

Bruce W. Derrick

/s/ Bruce W. Derrick
Bruce W. Derrick